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                     November 8, 2023

       Scott R. Behrens
       Chief Executive Officer
       Stepan Company
       1101 Skokie Blvd., Suite 500
       Northbrook, IL 60062

                                                        Re: Stepan Company
                                                            Annual Report on
Form 10-K for the year ended December 31, 2022
                                                            File No. 001-04462

       Dear Scott R. Behrens:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Industrial Applications and

                     Services